Guggenheim Funds Distributors, Inc.
                           2455 Corporate West Drive
                             Lisle, Illinois 60532


                                 March 5, 2012


Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

         Re:            Request for Amendment Withdrawal
                   Guggenheim Defined Portfolios, Series 872
                   Post-Effective Amendment No. 1 to Form S-6
                    Filed on March 2, 2012 (the "Amendment")
                  (Registration Statement File No. 333-179238)
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Ladies and Gentlemen:

     The undersigned, Guggenheim Defined Portfolios, Series 872 (the "Trust"), by Guggenheim Funds Distributors, Inc., as the sponsor and depositor of the Trust and of the units covered by the subject Registration Statement, hereby requests the withdrawal of the above-mentioned Amendment to the Registration Statement pursuant to Rule 477 of Regulation C under the Securities Act of 1933, as amended (the "1933 Act"). The Amendment was originally filed with the Securities and Exchange Commission on March 2, 2012. No securities of the Trust were sold, or will be sold, pursuant to the Amendment. The Trust has and will sell securities pursuant to Amendment no. 2 to Form S-6 filed on March 1, 2012, which does not include hypothetical performance information.


                                   Very truly yours,

                                   Guggenheim Defined Portfolios, Series 872

                                   By: Guggenheim Funds Distributors, Inc.


                                   By: /s/ Kevin Robinson
                                       Kevin Robinson
                                       Senior Managing Director, General Counsel
                                       and Secretary